Data Storage Corporation

48 South Service Road

Melville, NY 11747

August 31, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone, Staff Attorney

Re:	Data Storage Corporation
Registration Statement on Form S-1 Filed August 25, 2021
File No. 333-259049

Dear Ms. Barone:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Data Storage Corporation (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, September 2, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Data Storage Corporation

/s/ Charles Piluso
Charles Piluso
Chief Executive Officer